

October 31, 2012

Via E-mail
Mr. John Arnold
Chief Executive Officer
GankIt Corporation
5201 Memorial Drive, Suite 1115
Houston, TX 77007

> **Re:** **GankIt Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 22, 2012**
> **File No. 333-182761**

Dear Mr. Arnold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 27

1. It does not appear that the net tangible book value per share at August 31, 2012 assuming 25% shares are sold and net tangible book value per share after giving effect to the offering assuming 75% and 50% of the offered shares are sold are rounded properly. Please revise or advise.

Certain Relationships and Related Party Transactions, page 54

2. We note your disclosure on page F-7 regarding a July 16, 2012 advance of $25,000 from your president and a September 2012 advance of $25,000 from your president. Please disclose these transactions in this section. If these advances are evidenced in writing, please file the agreements as exhibits. Refer to Item 404(d) of Regulation S-K.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director